Exhibit 5

                 AGGREGATED OPTION EXERCISES IN FISCAL 1994
                     AND FISCAL YEAR-END OPTION VALUES



          The following table provides information with respect to the named Executive Officers of Earth Technology concerning the exercise of stock options during the 1994 fiscal year and unexercised options held as of the end of the fiscal year.




                                      Number of Unexercised        Value of In-the-Money
                                        Options at 8/2/94               Options (1)
                                      ----------------------------------------------------------
                               Shares
                              Acquired
                                 on           Value      Exercis-         Not                             Not
       Name                   Exercise      Realized       able         Exercis-       Exercis-        Exercisable
                                                                         able ($)      able ($)          ($)
--------------------------------------------------------------------------------------------------------------------
  Daniel C. Creel                -0-           -0-         15,000        43,000        67,500            22,500

  Richard R. Pannell             -0-           -0-         15,000        30,000        67,500            22,500

  Creighton K. Early             -0-           -0-         19,000        31,000        79,500            25,900

  Robert A. Colonna            12,000        75,000         3,000         8,000        13,500            22,500



(1) Based upon the closing price of Earth Technology's Common Stock on August 26, 1994 of $8.00.





     Compensation of Directors

               Each director who is not an employee of Earth Technology receives stock options in lieu of 100% of fees. The number of options granted each quarter to any eligible director is equal to the quarterly director fee of $3,750 divided by 75% of the fair market value of Earth Technology Common Stock as of the last day of each fiscal quarter. The option price for these grants is equal to 25% of the fair market value of the Earth Technology Common Stock as of the last day of Earth Technology's fiscal quarter. Options are granted quarterly on the last day of Earth Technology's fiscal quarter.

               Options become exercisable on the first day of the calendar year following the date of grant, provided that any options will become immediately exercisable upon the termination of the service of the director holding the option. Options terminate upon the expiration of ten years from the date of grant but are not otherwise subject to forfeiture.

     Employment Agreements

               Each named officer of Earth Technology, except Dr. Holbrook, has a written employment agreement with Earth Technology. Diane C. Creel, Richard R. Pannell and Creighton K. Early have employment agreements with an indefinite term. Earth Technology may terminate such agreements upon twelve months written notice: the employee may terminate upon 30 days written notice. Further, the agreements provide that Mrs. Creel shall hold the position of Chief Executive Officer, at a minimum annual salary of $195,000, Mr.

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



     Pannell shall hold the position of President - Consulting Operations at a minimum annual salary of $164,000, and Mr. Early shall hold the position of Chief Financial Officer at a minimum annual salary of $140,000. The guaranteed minimum salaries are automatically revised upward upon the granting of a salary increase by the Board of Directors. The employment agreement with Mr. Colonna also has an indefinite term. Either party to the agreement must give twelve months written notice to terminate. The agreement with Mr. Colonna provides that he shall hold the position of Senior Vice President with a guaranteed minimum annual salary of $140,000.

               Earth Technology and Ms. Creel have entered into an amendment to Ms. Creel's employment contract, which became effective upon the consummation of the May 1994 merger with Summit. Under the terms of the amendment, the term of Ms. Creel's employment was extended until December 31, 1998, with an automatic one year extension commencing on that date and each subsequent December 31st, unless Earth Technology or Ms. Creel gives twelve months notice of non-extension prior to an extension date. If Ms. Creel's employment is terminated by Earth Technology "without cause" or by Ms. Creel for "good reason" (each as defined in the employment agreement), Ms. Creel will continue to receive the annual salary and bonus otherwise payable to her under her employment agreement as if Ms. Creel continued to be employed for the longer of (i) the remaining term of the employment agreement or (ii) 18 months. Ms. Creel will also be entitled to the continuation of fringe benefits for the remainder of her employment term.

               Ms. Creel and Messrs. Pannell and Early are entitled to certain severance benefits in the event Earth Technology either terminates their employment without proper cause and notice or materially breaches the terms of their agreements. These benefits include lump sum payment of 12 months' salary (18 months' in the case of an intentional material breach), accumulated pro rata bonus and continuation of certain benefits for 12 months. With regard to Mr. Colonna, if Earth Technology merges or consolidates with, or transfers substantially all of its assets to another corporation, and if his employment agreement is not assigned to the successor corporation, then he will be entitled to a lump sum payment of 12 months' salary and continuation of certain benefits.

     Compensation Committee Interlocks and Insider Participation

               The Compensation Committee is composed of Richard J. Heckmann, Chairman; James E. Clark; and Charles D. Applequist. No member of the Compensation Committee is a former or current officer or employee of the Earth Technology. At the Effective Time, Mr. Ward W. Johnson will be appointed to the Compensation Committee. His appointment is a condition to HazWaste's obligations under the Merger Agreement.

     Board Report on Executive Compensation

               The Compensation Committee of the Earth Technology Board of Directors, which is comprised entirely of independent outside directors, is responsible for reviewing and approving Earth Technology's executive compensation policies and plans. No member of the Compensation Committee is a former or current officer or employee of Earth Technology or any of its subsidiaries. From time to time, the Compensation Committee retains the services

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